Month                   March-2001
Payment Date            15th of each month
Convention              Modified Following Business Day
Current Payment Date    15-Mar-2001
Current Calculation Date9-Mar-2001
Previous Payment Date   15-Feb-2001
Previous Calculation Dat9-Feb-2001

1. Account Activity Summary between Calculation Dates

                             Prior             Deposits        Withdrawals            Balance on
                            Balance                                               Calculation Date
                           9-Feb-2001                                                9-Mar-2001
Expense Account              5,408,657.40    2,875,088.27    (3,327,178.38)          4,956,567.29
Collection Account         104,369,523.55   17,871,613.71   (17,786,762.55)        104,454,374.71
Aircraft Purchase Account   35,574,542.00      179,361.89   (35,753,903.89)                     -

- Liquidity Reserve cash
     balance                84,716,609.00                                -          86,379,652.00
                           --------------   -------------    -------------         --------------
Total                      145,352,722.95   20,926,063.87   (56,867,844.82)        109,410,942.00


2. Analysis of Aircraft Purchase Account Activity

Opening Balance on Previous Calculation Date                      35,574,542.00
Interest Income                                                      179,361.89
Aircraft Purchase Payments                                       (35,574,542.00)
Economic Swap Payments                                              (179,361.89)
                                                                  -------------
Balance on Current Calculation Date                                        0.00


3. Analysis of Expenses Account Activity

Opening Balance on Previous Calculation Date                       5,408,657.40
Transfer from Collection Account on previous Payment Date          2,852,809.68
Permitted Aircraft Accrual                                                    -
Interim Transfer from Collection Account                                      -
Interest Income                                                       22,278.59
Balance on current Calculation Date
 - Payments on previous payment date                              (1,357,749.41)
 - Interim payments                                                           -
 - Other                                                          (1,969,428.97)
                                                                  -------------
Balance on Current Calculation Date                                4,956,567.29

4. Analysis of Collection Account Activity

Opening Balance on Previous Calculation Date                     104,369,523.55
Collections during period                                       * 17,871,613.71
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                        (2,191,342.60)
 - Permitted Aircraft Modifications                                           -
Net Swap payments on previous Payment Date                          (661,467.08)
Aggregate Note Payments on previous Payment Date                 (14,933,952.87)
                                                                 --------------
Balance on Current Calculation Date                              104,454,374.71


Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                  65,000,000.00
Cash Held
 - Security Deposits                                              21,379,652.00
                                                                 --------------
Liquidity Reserve Amount                                         86,379,652.00
                                                                 =============

* Incudes proceeds from the sale of one engine re MSN 22496

Current Payment Date    15-Mar-2001
Current Calculation Date9-Mar-2001
Previous Payment Date   15-Feb-2001
Previous Calculation Dat9-Feb-2001

Balance in Collection and Expense Account                       109,410,942.00
Liquidity Reserve Amount                                        (86,379,652.00)
                                                                --------------

Available Collections                                            23,031,290.00
4. Analysis of Collection Account Activity (Continued)          ==============
Analysis of Current Payment Date Distributions

(I)     Total Required Expense Amount                              7,651,900.41
(II) a) Class A Interest but excluding Step-up                     4,503,851.33
     b) Swap Payments other than subordinated swap payments          838,453.57
(iii)   First Collection Account top-up (Minimum liquidity r      30,000,000.00
(iv)    Class A Minimum principal payment                                     -
(v)     Class B Interest                                             747,653.69
(vi)    Class B Minimum principal payment                            60,031.96
(vii)   Class C Interest                                            923,663.61
(viii)  Class C Minimum principal payment                                    -
(ix)    Class D Interest                                            708,333.33
(x)     Class D Minimum principal payment                                    -
(xi)    Second collection account top-up                         56,379,652.00
(xii)   Class A Scheduled principal                                          -
(xiii)  Class B Scheduled principal                                 604,057.07
(xiv)   Class C Scheduled principal                                 164,156.26
(xv)    Class D Scheduled principal                                          -
(xvi)   Permitted accruals for Modifications
(xvii)  Step-up interest                                                     -
(xviii) Class A Supplemental principal                            6,829,188.76
(xix)   Class E Primary Interest                                             -
(xx)    Class B Supplemental principal                                       -
(xxi)   Class A Outstanding Principal                                        -
(xxii)  Class B Outstanding Principal                                        -
(xxiii) Class C Outstanding Principal                                        -
(xxiv)  Class D Outstanding Principal                                        -
(xxv)   Subordinated Swap payments                                           -
                                                                --------------
        Total Payments with respect to Payment Date             109,410,942.00
        less collection Account Top Ups
                 (iii) (b) and (xi)(b) above                     86,379,652.00
                                                                --------------
                                                                 23,031,290.00
                                                                ==============

Current Payment Date                 15-Mar-01
Current Calculation Date             9-Mar-01
Previous Payment Date                15-Feb-01
Previous Calculation Date            9-Feb-01
--------------------------------------------------------------------------------

5. Payments on the Notes by Subclass

--------------------------------------------------------------------------------

                                     Subclass       Subclass       Subclass         Total          Subclass      Subclass
Floating Rate Notes                     A-2            A-3            A-4          Class A           B-1            B-2

Applicable LIBOR                       5.56875%        5.56875%        5.56875%                       5.56875%       5.56875%
Applicable Margin                       0.3200%         0.4600%         0.5200%                        0.6000%        1.0500%
Applicable Interest Rate               5.88875%        6.02875%        6.08875%                       6.16875%       6.61875%
Day Count                              Act/360         Act/360         Act/360                        Act/360        Act/360
Actual Number of Days                       28              28              28                             28             28
Interest Amount Payable             858,888.68    2,649,300.69      995,661.96                     348,188.35     399,465.34
Step-up Interest
  Amount Payable                            NA              NA              NA                             NA             NA
                                    ----------    ------------      ----------    ------------     ----------     ----------
Total Interest Paid                 858,888.68    2,649,300.69      995,661.96    4,503,851.33     348,188.35     399,465.34

Expected Final Payment Date          15-Dec-05       15-Jun-02       15-May-11                      15-Jul-13      15-Jul-08
Excess Amortisation Date             17-Aug-98       15-Feb-06       15-Aug-00                      17-Aug-98      15-Aug-00
                                --------------  --------------  --------------  --------------  -------------  -------------
Original Balance                290,000,000.00  565,000,000.00  235,000,000.00                  85,000,000.00  80,000,000.00
Opening Outstanding
  Principal  Balance            187,524,593.12  565,000,000.00  210,246,241.13  962,770,834.25  72,570,738.14  77,597,476.11
                                --------------  --------------  --------------  --------------  -------------  -------------
Extended Pool Factors                    74.69%         100.00%         100.00%                         92.76%        100.00%
Pool Factors                             65.63%         100.00%          89.42%                         87.35%         99.76%
                                --------------  --------------  --------------  --------------  -------------  -------------
Minimum Principal Payment                    -               -               -               -      29,011.22      31,020.74
Scheduled Principal Payment                  -               -               -               -     291,918.42     312,138.65
Supplemental Principal Payment    3,178,099.49               -    3,651,089.27    6,829,188.76              -              -
                                --------------  --------------  --------------  --------------  -------------  -------------
Total Principal
  Distribution Amount             3,178,099.49               -    3,651,089.27    6,829,188.76     320,929.64     343,159.39
                                --------------  --------------  --------------  --------------  -------------  -------------
Redemption Amount
- amount allocable to principal                                                           -
- amount allocable to premium
                                --------------  --------------  --------------  --------------  -------------  -------------
Closing Outstanding
  Principal Balance             184,346,493.63  565,000,000.00  206,595,151.86  955,941,645.49  72,249,808.50  77,254,316.72
                                ==============  ==============  ==============  ==============  =============  =============

                                   Total             Subclass      Subclass        Total
Floating Rate Notes               Class B              C-1            C-2         Class C
-------------------               -------              ---            ---         -------

Applicable LIBOR                                      5.56875%       5.56875%
Applicable Margin                                      1.3500%        2.0500%
Applicable Interest Rate                              6.91875%       7.61875%
Day Count                                             Act/360        Act/360
Actual Number of Days                                      28            28
Interest Amount Payable                            450,453.87     473,209.74
Step-up Interest
  Amount Payable                                           NA             NA
                                --------------  -------------  -------------  --------------
Total Interest Paid                 747,653.69     450,453.87     473,209.74      923,663.61
                                --------------  -------------  -------------  --------------

Expected Final Payment Date                         15-Jul-13     15-Jun-08
Excess Amortisation Date                            17-Aug-98     15-Aug-00
                                --------------  -------------  -------------  --------------
Original Balance                                85,000,000.00  80,000,000.00
Opening Outstanding
  Principal  Balance            150,168,214.25  83,708,036.54  79,857,262.92  163,565,299.46
                                --------------  -------------  -------------  --------------
Extended Pool Factors                                   99.92%        100.00%
Pool Factors                                            98.08%         99.61%
                                --------------  -------------  -------------  --------------
Minimum Principal Payment            60,031.96              -              -              -
Scheduled Principal Payment         604,057.07     113,994.95       50,161.31     164,156.26
Supplemental Principal Payment               -              -              -              -
                                --------------  -------------  -------------  --------------
Total Principal
  Distribution Amount               664,089.03     113,994.95       50,161.31     164,156.26
                                --------------  -------------  -------------  --------------
Redemption Amount                                           -             -
- amount allocable to principal                             -             -
- amount allocable to premium                               -             -
                                --------------  -------------  -------------  --------------
Closing Outstanding
  Principal Balance             149,504,125.22  83,594,041.59  79,807,101.61  163,401,143.20
                                ==============  =============  =============  ==============



-------------------------------------  --------------

Fixed Rate Notes                            D-2

-------------------------------------  --------------
Applicable Interest Rate                    8.50000%
Day count                                   30 / 360
Number of Days                                    30
Interest Amount Payable                   708,333.33
-------------------------------------  --------------
Total Interest Paid                       708,333.33
-------------------------------------  --------------
Expected Final Payment Date                15-Mar-14
Excess Amortisation Date                   15-Jul-10
-------------------------------------  --------------
Original Balance                       100,000,000.00
Opening Outstanding Principal Balance  100,000,000.00
-------------------------------------  --------------
Extended Pool Factors                        100.00%
Expected Pool Factors                        100.00%
-------------------------------------  --------------
Extended Amount                                    -
Expected Pool Factor Amount                        -
Surplus Amortisation
-------------------------------------  --------------
Total Principal Distribution Amount                -
-------------------------------------  --------------
Redemption Amount                                  -
- amount allocable to principal                    -
                                       --------------
- amount allocable to premium                      -
-------------------------------------  --------------
Closing Outstanding
   Principal Balance                   100,000,000.00
-------------------------------------  --------------

Current Payment Date                      15-Mar-01
Current Calculation Date                   9-Mar-01
Previous Payment Date                     15-Feb-01
Previous Calculation Date                  9-Feb-01

---------------------------------------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period          15-Mar-01
End of Interest Accrual Period            16-Apr-01
Reference Date                            13-Mar-01

---------------------------------------------------------------------------------------------------------------------------

                                            A-2         A-3         A-4        B-1         B-2         C-1         C-2

---------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                           5.16375%    5.16375%    5.16375%   5.16375%    5.16375%     5.16375%   5.16375%
Applicable Margin                           0.3200%     0.4600%     0.5200%    0.6000%     1.0500%      1.3500%    2.0500%
Applicable Interest Rate                    5.4838%     5.6238%     5.6838%    5.7638%     6.2138%      6.5138%    7.2138%

---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------

Fixed Rate Notes                            D-1

----------------------------------------------------

Actual Pool Factor                          100.00%

----------------------------------------------------

----------------------------------------------------------------------------

7. Payments per $ 100,000 Inital Outstanding Principal Balance of Notes

---------------------------------------------------------------------------------------------------------------------------
(a) Floating Rate Notes                     A-2         A-3         A-4        B-1         B-2         C-1         C-2
---------------------------------------------------------------------------------------------------------------------------
Opening Outstanding Principal Balance    187,524.59  565,000.00  210,246.24  72,570.74   77,597.48    83,708.04  79,857.26
Total Principal Payments                   3,178.10           -    3,651.09     320.93      343.16       113.99      50.16
Closing Outstanding Principal Balance    184,346.49  565,000.00  206,595.15  72,249.81   77,254.32    83,594.04  79,807.10

Total Interest                               858.89    2,649.30      995.66     348.19      399.47       450.45     473.21
Total Premium                               0.0000%     0.0000%     0.0000%    0.0000%     0.0000%      0.0000%    0.0000%

---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------
(b) Fixed Rate Notes                        D-2
----------------------------------------------------

Opening Outstanding Principal Balance    100,000.00
Total Principal Payments                          -
Closing Outstanding Principal Balance    100,000.00

Total Interest                               708.33
Total Premium                                     -
